March 19, 2020

William J. Levy
Senior Director and Founder
Investment Grade R.E. Income Fund, L.P.
831 State Street, Suite 280
Santa Barbara, California 93101

       Re: Investment Grade R.E. Income Fund, L.P.
           Offering Statement on Form 1-A
           Filed March 18, 2020
           File No. 024-11181

Dear Mr. Levy:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Offering Circular filed on March 18, 2020

Prior Performance, page 31

1. We note your disclosure in this section as well as in your response to prior comment
      5 indicating that prior performance data is not required because neither your manager nor its affiliates has acted as a sponsor in connection with any other funds. However, we also note that risk factor disclosure on page 7 refers to the prior performance of funds associated with your manager. Please reconcile.
Repurchase of Units, page 49

2. We note your response to comment 3 and we reissue it in part. Please disclose whether there are any limits on the amount or source of funds you can use to repurchase Units.
 William J. Levy
FirstName LastNameWilliam J.Fund, L.P.
Investment Grade R.E. Income Levy
Comapany2020
March 19, NameInvestment Grade R.E. Income Fund, L.P.
Page 2
March 19, 2020 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Lynne Bolduc